Exhibit 1.1

WISeKey Announces 9-Month 2021 Preliminary Results; Reports Revenue of $15.4 Million, a 34% Increase from 9-Month 2020 Period

Strong focus on the development and commercialization of WISe.ART an NFT platform for the collectible and luxury market; through the WISe.Art, WISeKey is selling high value NFTs, incorporating the needs of this exclusive and high-volume marketplace

WISeKey’s strong cash reserves of over $33 million, at end of September 2021, support investment in WISe.ART, new Nano SEAL chips, Artificial Intelligence as well as new products, IP and fast-growing IoT/Cybersecurity markets

ZUG, Switzerland – October 13, 2021: Ad-Hoc announcements pursuant to SIX reporting requirements – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity, AI and IoT company announced today its preliminary unaudited financial results for the 9-month period ended September 30, 2021. All 2021 figures in this release are unaudited and estimated due to the preliminary nature of the announcement.

Carlos Moreira, WISeKey’s Founder and CEO, noted, “During this quarter we had a specific focus on the development and commercialization of the WISe.ART, an NFT platform for the collectible and luxury market under the brand name WISe.ART (https://www.wise.art). The global market for non-fungible tokens (NFTs) surged to new highs in the first nine months of the year with $2.5 billion in sales so far this year, up from just $13.7 million in the first half of 2020 and it is expected to surge again especially on the high-end NFT market, the market segment where the WISe.ART platform operates. WISeKey position on this NFT marketplace market is unique due the strong cybersecurity and authentication features that it offers.”

WISeKey’s WISe.ART NFT platform conducted a series of market tests during the first 9 months of 2021 – auctioning high value watches NFTs and testing the appetite of the art and collectible community – to incorporate the needs of this exclusive and high-volume marketplace.  We will continue testing the platform during the rest of 2021 with high level NFTs from different geographies, before the fully operational WISe.ART platform is launched. WISeKey provides the a secured platform for the trading/auctioning of the NFT and receives a fee ranging from 2.5% to 10% for all NFTs traded through its platform, but it doesn’t own and is not involved in the commercialization of and ultimately successful bids for the NFTs offered through its platform.

Aiming to fulfill the needs of buyers and sellers of high-value goods, the WISe.ART platform evolves the original collection of WISe.Art and is a fully fledged marketplace with its own digital currency TrusteCoin to be released at the end of 2021, has the ability to include curators and multipliers, white-labeling options and a special NFT design.  The upgraded NFT design of the WISe.ART platform ensures that besides an authenticated and signed version of the actual digital asset, an irreversible link to a physical object is set up, in addition to proof of ownership, provenance and a set of contracts describing future use and monetization streams. NFTs and platform are secured by WISeKey’s various security technologies enabling the authentication of physical objects as well as digital assets in a safe end-to-end process.  The WISe.ART platform allows trading of NFTs into WISeKey’s own TrusteCoin cryptocurrency, enabling market participants to stay anonymous – if they so choose – while ensuring the necessary KYC processes to avoid unwanted activity on the marketplace.

WISeKey also reinforced its decentralization strategy with its blockchain-based solutions aiming to override the need for a central authority by distributing information previously held in a centralized repository across a network of participating nodes. While Blockchain is not owned by one individual or organization, anyone with an internet connection (and access, in the case of private blockchains) can make use of it, help maintain and verify it. When a transaction is made on a blockchain, it is added to a group of transactions, known as “blocks.” Each block of transactions is added to the database in a chronological, immutable chain. Each block is stamped with a unique cryptographic code, which ensures that records are not counterfeited or changed. The blockchain approach lacks legal validity in most jurisdictions, which only recognize the digital signatures as equally valid that manuscript signatures when generated using traditional PKI technology.

As a clear example of this decentralization process, WISeKey has developed a unique NFT platform following a multichain strategy through a partnership with Polygon, CasperLabs and Ocean Protocol.

WISeKey is now set to take the next steps, starting with a purpose-built token launch planned for end of 2021 in cooperation with Scaleswap, the Layer 2 Launchpad, known for its fair principles and smart ScaleSCORE loyalty system, endorsed by Polygon. WISeKey has selected Polygon for the commercial launch of its Trusted NFTs solution. WISeKey’s high-value NFTs, requires someone like Polygon, whose ultra-low transaction fees and sustainable Proof-of-Stake (PoS) consensus mechanism are essential in meeting the demands of WISeKey’s high-volume marketplace.

WISe.Art will be Scaleswap’s flagship IDO launch, will be setting the tone going forward, and will provide an anchor for future project launches on the platform. The selection is also an infrastructure decision that reflects a commitment to longevity, compatibility, ownership, and value at every level of the ecosystem. Scaleswap is taking an interesting and exciting approach to IDO launchpads, one that is based on shared goals of making blockchain and cryptocurrencies as accessible as possible and doing so in a scalable way using Layer 2 solutions.

Other Preliminary 9-Month Financial and Operational Highlights:

•	Revenue of 15.4 million increased by 34% as compared to 9-month 2020 revenue of 11.5 million.

•	Strong cash position: As of October 1, 2021, WISeKey’s cash reserves amount to $33.7 million. This improved financial position enables WISeKey to make investments in growth initiatives and support its development into Artificial Intelligence of Things (“AIoT”).

•	Made significant investments in R&D and new microchips design in order to maintain its leading-edge technology position and the competitive advantage of product offerings.

•	Put strong requirements in place to reduce general corporate spending and effectively manage the needs for working capital to maintain a positive free cash flow position.

•	Completed the acquisition of a controlling interest in arago GmbH (“arago”), investing a further $5.7 million cash in the first eight months of 2021, bringing total investment to $11.2 million of cash into the arago operations. This investment led to a combination of WISeKey and arago businesses and the consolidation of revenues starting February 2021. arago provides Artificial Intelligence to enterprise customers globally through Knowledge Automation. Knowledge Automation and Data platform HIRO™, developed by arago, takes a unique approach to process automation by using AI to autonomously and independently determine how to complete and then automate end-to-end tasks based on real time contextual data. Fully auditable and only using steps defined and approved by the customer, Knowledge Automation delivers significantly higher automation rates at a much lower operational cost. This acquisition was strategic for WISeKey to establish a foothold into the AIoT market.

•	Took urgent and decisive actions to reduce the operational costs of arago and streamlined processes with significant reductions in G&A.

•	Made significant investments in new talent and expanded its sales force including the appointment of a new Chief Revenue Officer to take advantage of higher demand for strong security, authentication, brand protection and anti-counterfeiting services for segments such as connected devices, connected cars, luxury products, pharmaceuticals, and banking/financial sector.

•	Developed NanoSealRT, an NFC Forum Type 5 semiconductor chip that works with both Android and IOS 12 (and above) devices: an essential patent was granted in March 2021 to this product by the E.U. and the Chinese Patent Offices, which has further reinforced WISeKey’s position as a major Smart Label system provider, in traceability, anti-counterfeiting and consumer engagement applications.

“WISeKey is quickly recovering from the negative effects of the COVID-19 pandemic which resulted in a global slowdown of the semiconductors market and global manufacturing shortage due to substantial swings in demand. We are now seeing higher demand for semiconductors especially in areas such as advanced vehicles such as connected vehicles and drones. We have renewed and signed new agreements on semiconductors and/or AI Automation with leading global companies such as CISCO, SAP, Parrot, Legic, Accenture, Dentsu, Ineltek, Ismosys, Hexaware, Neoris, etc,” added Mr. Moreira.

“As anticipated, Cybersecurity companies like WISeKey with strong technology-IP assets, are recovering much faster from the current crisis due to the ability to diversify sales from Semiconductors to Cybersecurity or AI/Automation. Overall, continued adoption of IoT technologies connected to secure clouds, AI and ultimately 5G, will be tremendous catalysts for cybersecurity companies given the related risk of adoption,” concluded Mr. Moreira.

About WISeKey:
WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today's Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.